October 10, 2024
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Inotiv, Inc.
Registration Statement on Form S-3
File Number 333-282491
Ladies and Gentlemen:
Inotiv, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form S-3 be accelerated so that it will become effective at 4:00 p.m. Eastern time on October 14, 2024, or as soon thereafter as practicable.
Please telephone the undersigned (765-497-8381) or Griffin D. Foster of Faegre Drinker Biddle & Reath LLP (317-569-4843) if you have any questions with respect to the foregoing.

Very truly yours,

INOTIV, INC.

By:	/s/ Beth A. Taylor
Name: Beth A. Taylor
Title: Chief Financial Officer and Senior Vice President – Finance